Exhibit 1.02

R.R. DONNELLEY & SONS COMPANY

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of R.R. Donnelley & Sons Company (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals may be necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following: printed products, labels, thermal transfer ribbons, display packaging, gift cards, computer peripherals and optical media (CDs/DVDs).

The Company’s Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of Conflict Minerals that may have originated in Covered Countries. The Company’s RCOI and due diligence process commenced in December 2012 and involved collaboration among the Company’s environmental health and safety, legal, procurement, operations, finance, information technology and R&D staff. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company’s supply chain with respect to its products is complex, and there are many third parties in the supply chain between the ultimate manufacture of Company products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in its products.

The Company’s due diligence and RCOI employed a combination of measures to determine whether the Conflict Minerals necessary to the functionality or production of Company products originated from the Covered Countries (“In Scope Materials”). The Company’s primary means of determining country of origin of such Conflict Minerals was by conducting a supply chain survey, with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template.

This supply chain survey and RCOI program was developed and implemented with assistance from a third-party service provider, Assent Compliance (“Assent”).

As part of the RCOI, the Company surveyed its suppliers in the United States who provided the majority of the Company’s production materials or finished products and surveyed suppliers of the Company’s international subsidiaries which were identified as providing materials with a high risk of containing Conflict Minerals.

Non-responsive suppliers were contacted a minimum of three times by Assent. After three months of non-responsiveness, suppliers were then contacted via email and phone by Company procurement team members to encourage their response to the survey. As part of the survey communications, Assent also offered suppliers training relating to the proper completion of the EICC-GeSI survey form and education relating to the Conflict Minerals reporting regulations. In order to ensure the accuracy of survey responses, Assent also conducted an additional due diligence process for the answers provided by suppliers. This process included inquiries regarding the RCOI programs in place at suppliers, supplier conflict minerals policies and management systems.

Many of the Company’s targeted suppliers did not respond to the survey. Based on the results received in the survey, none of the responding suppliers reported that Conflict Minerals they supplied to the Company originated in any of the Covered Countries and very few of these suppliers responded that they did not know if the Conflict Minerals they supplied the Company originated in any of the Covered Countries. Only one supplier of In Scope Materials responded that the Conflict Minerals they supplied the Company were derived from scrap or recycled sources. Four suppliers of In Scope Materials reported that the Conflict Minerals they supplied to the Company were processed in a conflict-free smelter.

Based on this reasonable country of origin inquiry, the Company does not know that or have reason to believe that the Conflict Minerals necessary to the functionality or production of its products originated in the Covered Countries, however, due to the lack of responses or ambiguity or uncertainty in responses from some suppliers, it cannot be certain that no Conflict Minerals in its Covered Products originated in the Covered Countries.

As noted above, non-responsive suppliers were contacted a minimum of three times by Assent. After three months of non-responsiveness, suppliers were then contacted via email and phone by Company procurement team members to encourage their response to the survey. Many suppliers still failed to respond despite these repeated efforts. In addition, because the Company is several levels removed from the source of the Conflict Minerals it was unable to identify or further investigate the source of any Conflict Minerals supplied by suppliers who were either non-responsive or uncertain about whether Conflict Minerals used in products they supplied to the Company originated in any of the Covered Countries. Therefore, the Company does not have sufficient information to determine the facilities used to process, the country of origin, or mine or location of origin of the Conflict Minerals in the Covered Products.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

For those suppliers that refused to respond to the 2013 survey, the Company has commenced corrective measures to ensure that these suppliers are further evaluated and, potentially, removed as providers of goods and materials for future Company products.

During 2014, the Company will attempt to monitor and prevent its products from containing Conflict Minerals originating in Covered Countries. Suppliers of In Scope Materials who do not declare in their EICC-GeSI Conflict Minerals Report that their commodities, materials or goods are free of Conflict Minerals originating in the Covered Countries will be asked to provide a certification in a form approved by the Company that such materials (i) do not originate in the Covered Countries, (ii) are processed in conflict-free smelters or refineries; or (iii) come from recycled sources. Suppliers who are unable to make such certifications because they do not know the origin of their Conflict Minerals will be asked to submit an action plan describing the steps they will take to make such determinations. Non-compliant suppliers may have their business relationships with the Company terminated if alternative sources for conflict-free materials can be identified.

The Company also intends to take the following steps, among others, to improve the due diligence conducted and to further mitigate any risk that the Conflict Minerals in its products could fund armed conflict in the Covered Countries:

•	Expand the number of suppliers requested to supply information regarding the use of Conflict Minerals.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Engage suppliers found to be supplying In Scope Materials originating from the Covered Countries, if any, to establish an alternative supply source that does not support armed conflict in the Covered Countries.